Exhibit 99.1

Steakholder Foods: Twine Solutions Expands Collaboration With Henderson Sewing Machine Co. to Bring Sustainable, On-Demand Thread and Yarn Dyeing to the U.S. Market

Twine and Henderson Are Innovating American Textile Manufacturing with Localized, Eco-Friendly, Same-Day Thread and Yarn Dyeing Production

Rehovot, Israel, Nov. 10, 2025 (GLOBE NEWSWIRE) -- Steakholder Foods Ltd. (Nasdaq: STKH), a leading innovator in alternative proteins and 3D printing technologies, announced today that its wholly-owned subsidiary, Twine Solutions, the Israeli pioneer of digital, waterless, on-demand thread and yarn dyeing technology, is strengthening its long-standing collaboration with Henderson Sewing Machine Co., a leading U.S. textile technology partner, by expanding its distribution portfolio with the introduction of entry-level TwineX1 systems. The TwineX1 is an improvement on previous models, focused on solutions for fashion brands’ sample rooms, special textile applications and short-run productions with higher productivity, color range and functionality. Together, Twine and Henderson are transforming the American textile supply chain by enabling sustainable, fast, and flexible production onshore.

Twine’s breakthrough technology, installed across multiple U.S. locations, empowers businesses to dye thread and yarn within hours instead of weeks, eliminating overseas shipping delays, reducing environmental impact, and bringing production back to American soil.

“Twine is not just another machine — it’s a catalyst for reshoring innovation and sustainability,” said Frank Henderson, CEO of Henderson, “We're helping our customers go from a 5-week supply chain to same-day production, right here in the U.S.”

Current installations and targets of TwineX platforms include:

●	Fashion brands' sample rooms accelerate design-to-product timelines.

●	Embroidery production sites solution for linens and wearables, producing multiple colors, low to high runs and customized jobs, with unmatched speed.

●	Ribbon R&D labs experimenting with rapid prototyping and personalization for major wearable tech developers, including those working on digital watches.

●	Top U.S. universities driving textile innovation and research.

Twine’s dye-on-demand solution not only removes the need for water and waste but also minimizes inventory, lowers costs, and supports a circular, digital-first production model aligned with the values of modern brands and manufacturers.

“This is about driving American textile innovation — making production smarter, faster, and more sustainable,” said Allon Maoz, CEO of Twine Solutions. “Together with Henderson, we’re reshaping textile manufacturing to meet today’s demands for speed, customization, and environmental responsibility.”

About Twine Solutions

Founded in 2015, Twine is disrupting the textile industry with its proprietary waterless thread and yarn dyeing technology. By eliminating the need for traditional dye baths and cumbersome supply chain, Twine’s systems enable on-demand, sustainable color application directly at the point of production— accelerating time-to-market, saving water and reducing waste. Serving leading fashion, apparel, accessories and home décor brands, Twine empowers manufacturers to meet both operational and environmental goals without compromising on color quality or performance. With cutting-edge solutions like the TwineX series, Twine is paving the way for a smarter and more efficient future in textile production.

About Steakholder Foods

Steakholder Foods is at the forefront of transforming the alternative protein industries through its advanced technology. Founded in 2019, Steakholder Foods specializes in developing and selling 3D-printing production machines, supported by proprietary premix blends, formulated from the highest-quality raw ingredients. These innovative tools are designed to help manufacturers of all sizes efficiently produce foods that meet and exceed consumer expectations for taste, texture, and appearance and offer a safe and sustainable alternative to industrialized meat and seafood production.

Steakholder Foods’ expertise in creating alternative proteins products that replicate the complex textures of traditional meats such as beef steaks, white fish, shrimp, and eel. The company is also exploring the integration of cultivated cells, preparing for future advancements in food technology.

About Henderson Sewing Machine Co.

Founded in 1968, Henderson Sewing Machine Co., Inc. is a leading innovator in textile sewing solutions, renowned for delivering durable, high-performance sewing equipment and turnkey automation that empower manufacturers to elevate quality, productivity, and profitability. With a century of expertise spanning design, engineering, and service, Henderson combines precision robotics, intelligent controls, and modular tooling to support diverse markets—from apparel and home textiles to industrial composites. Committed to sustainability and continuous improvement, the company partners with customers to optimize workflows, reduce waste, and accelerate time-to-market, making Henderson a trusted partner for brands seeking reliability, scale, and cutting-edge sewing technology.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of applicable securities laws. Such forward-looking statements includes those concerning the completion of the offering, the satisfaction of customary closing conditions related to the offering, the intended use of proceeds from the offering, the exercise of the new warrants prior to their expiration and the receipt of Shareholder Approval. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change overtime, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, market conditions, Steakholder Foods’ expectations regarding the success of the technologies which it is developing, which may require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with printing technologies, including three-dimensional food printing, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the Securities and Exchange Commission on March 31, 2025. New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

Press Contact:

Steakholder Foods Ltd.
Info@steakholderfoods.com

Investor Contact:

Steakholder Foods Ltd.
Investors@steakholderfoods.com